UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2023
Commission File Number 001-38442

IBEX LIMITED
(Translation of registrant’s name into English)

Crawford House, 50 Cedar Avenue
Hamilton HM11, Bermuda
(441) 295-6500
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IBEX LIMITED
FORM 6-K

IBEX Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Departure of Executive Officer

On March 31, 2023, Karl Gabel provided notice of his retirement and resignation as Chief Financial Officer of IBEX Limited (the “Company”). Mr. Gabel’s resignation will become effective June 30, 2023. He will continue to consult on an as needed basis through a transition period ending on September 30, 2023. The Company has commenced a search for a new Chief Financial Officer.

Exhibits

IBEX Limited is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press Release issued April 4, 2023

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File Nos. 333-242044 and 333-263228), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2023	IBEX LIMITED
	By:	/s/ Robert T. Dechant
Name: Robert T Dechant
Title: Chief Executive Officer